EXHIBIT 5.5

[Sullivan & Cromwell LLP letterhead]

November 5, 2003

Zions Bancorporation,

One South Main Street,

Salt Lake City, Utah 84111.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $150,000,000 aggregate principal amount of 2.70% Senior Notes due May 1, 2006 (the “Securities”) of Zions Bancorporation, a Utah corporation (“Zions”), to be issued to Goldman, Sachs & Co. (the “Underwriter”) pursuant to a Pricing Agreement, dated October 31, 2003, between Zions and the Underwriter and an Underwriting Agreement, dated September 3, 2003, between Zions and Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Keefe, Bruyette & Woods, Inc., Wachovia Capital Markets, LLC and Zions Investment Securities, Inc. (together, the “Underwriting Agreement”), we, as counsel to the Underwriter, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, when the Securities have been duly executed and authenticated in accordance with the applicable indenture and issued and sold pursuant to the Underwriting Agreement, the Securities will constitute valid and legally binding obligations of Zions, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the States of New York and Utah, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Utah law, we have, with your approval, relied upon the opinion, dated the date hereof, of Callister, Nebeker & McCullough, a Professional Corporation, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Callister, Nebeker & McCullough, a Professional Corporation. We believe you and we are justified in relying on such opinion for such matters.

Zions Bancorporation

Also, with your approval, we have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the indenture relating to the Securities has been duly authorized, executed and delivered by the trustee thereunder, an assumption we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Validity of the Debt Securities” and “Validity of Notes” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP